PRESS RELEASE

Klondex Increases Mineral Resource Estimate at Fire Creek

Increases Measured and Indicated Ounces by 47%

Vancouver, BC – January 29, 2015 – Klondex Mines Ltd. (KDX:TSX; KLNDF:OTCQX) (“Klondex” or the “Company”) reports an update to the mineral resource estimate at its 100%-owned Fire Creek Project in Nevada. The technical report, with an effective date of December 31, 2014, is to be prepared by Practical Mining, LLC (“Practical Mining”) and will be posted on the Klondex website (www.klondexmines.com) and SEDAR (www.sedar.com) within 45 days of the date of this news release.

Table 1: Fire Creek Mineral Resources

Category	Tons (k)	Au opt	Au g/t	Ag opt	Ag g/t	AuEq opt	AuEq g/t	AuEq koz	Ag koz	Au koz
Mineral Resources are estimated at a Gold Price of US$1,200/oz and Silver Price of US$19.00/oz
Measured	93.0	2.28	78.2	1.73	59.3	2.31	79.2	214.5	160.8	212.0
Indicated	284.4	0.72	24.7	0.57	19.5	0.72	24.7	206.1	163.4	203.5
M&I	377.4	1.10	37.7	0.86	29.5	1.11	38.1	420.5	324.2	415.5
Inferred	840.0	0.43	14.7	0.38	13.0	0.43	14.7	363.3	320.8	358.3
Mineral Resources estimated at a Gold Price of US$800/oz and Silver Price of US$12.67/oz
Measured	82	2.55	87.4	1.93	66.2	2.58	88.5	211	157	209
Indicated	216	0.86	29.5	0.66	22.6	0.87	29.8	188	143	186
M&I	297	1.33	45.6	1.01	34.6	1.34	45.9	399	300	395
Inferred	546	0.54	18.5	0.46	15.8	0.54	18.5	297	249	293

Notes to Table 1:
     1. Mineral resources are estimated at a gold price of US$1,200 per troy ounce and silver price of US$19.00 per troy ounce and metallurgical recoveries of 94% and 92% respectively.
     2. Mineral resources have been estimated at a cutoff grade thickness of 1.126 ounce per ton - feet;
     3. Mineral resources include the planned dilution necessary to achieve the minimum mining width of four feet;
     4. Mineral resources include allowances of 5% mining losses and 10% additional unplanned dilution;
     5. Mineral resources, which are not mineral reserves, do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, socio-political, marketing, or other relevant issues, and;
     6. The quantity and grade of reported inferred mineral resources in this estimation are uncertain in nature, and there is insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource, and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

Paul Huet, Klondex President and CEO stated, "We are extremely pleased with the success of our 2014 infill and exploration drill programs. Our team achieved a 47% growth in Measured and Indicated mineral resources. To promote sustainability within the Company, we stress the importance of adding to each mineral resource as we progress with the bulk sampling program. Our team is dedicated to the future growth of Klondex. Looking to 2015, we are confident that Klondex is well capitalized to complete our planned $33 million exploration and development programs at Fire Creek and Midas.”

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

Brian Morris, Klondex’s new VP Exploration elaborated, “The underground exploration drill program primarily focused on the delineation of veins east and west of the main decline. As a result of this drilling, several new favorable veins and structures were intersected which require additional drilling to further delineate and advance.”

Klondex’s plan for 2015 includes extending the underground infrastructure 304.8 m (1,000 ft) to the north and at depth to the south by 442 m (1,450 ft) lateral and 91.5 m (300 ft) vertical. This is expected to provide the necessary new drill platforms required to improve Klondex’s understanding of the mineralization north and south. In addition, Klondex will also drill the vertical extents of several veins to gain additional information of the deposit.

The updated Fire Creek mineral resource estimate, with an effective date of December 31, 2014, is based on 689 drill holes totaling 161,945 m (531,322ft) and includes data from 272 new drill holes totaling 22,353 m (73,335 ft), completed by Klondex in 2014. In addition to the drilling, the mineral resource estimate also utilizes 1,553 channel samples provided from trial mining on the structures. The updated mineral resource estimate was calculated using a 1.126 ounce per ton - feet cut-off, and includes depletion and sterilization.

Mineral Resource Assumptions
Classification of the mineral resource as measured, indicated or inferred was done based on the number of drill and channel sample composites used and the average distance from the block to the composites. For measured mineral resources, a block must have used four composites within a distance of 40 feet. For indicated mineral resources, a block must have used three composites within 100 feet, and inferred mineral resources must have two composites within 300 feet. The search orientation ellipse was maintained approximately parallel to each vein. Gold and silver values were estimated independently.

Drill and channel assays were performed by ALS Chemex and SGS Laboratories of Elko, Nevada or American Assay Laboratories (AAL) of Reno, Nevada (all independent laboratories), Dave Francisco Labs of Fallon or the Pinson lab using fire assay with gravimetric finish as directed under the supervision of Klondex staff.

Drill samples cited in this news release were obtained from drilling by independent contractor American Drilling of Spokane, Washington under the direction of Klondex staff. Logging, splitting, and sampling are conducted at the Fire Creek site. Standards and blanks are inserted every 20 samples or at least one per hole. Duplicates are generated by the lab and re-assayed. QA/QC samples are tracked and if a results is outside of pre-determined limits the batch is re—assayed and the results replace the previous values.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is focused on the exploration, development and production of its two high quality gold and silver projects in the mining-friendly jurisdiction of north central Nevada. The 1200 tpd milling facility is processing mineralized materials from the Midas Mine and the Fire Creek Project. Midas is fully-permitted and has been in operations since 1998. Fire Creek is located ~100 miles south of Midas and is operating an ongoing bulk sampling program that began in 2013. All major infrastructure is in place at Fire Creek.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com

PRESS RELEASE

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Dwoskin
Manager, Investor Relations
647-233-4348
adwoskin@klondexmines.com

Qualified Person
Mark Odell of Practical Mining LLC is the Independent Qualified Person (Nevada PE 13708 and SME 2402150), who has reviewed and approved the contents of this press release for the purposes of National Instrument 43-101.

Cautionary Note Regarding Technical Information and Forward-looking Information
A production decision at the Fire Creek Project has not been made by Klondex, as it is still in the bulk sampling phase. Although a production decision at the Fire Creek Project has not been made, the mineralized material extracted from the Fire Creek Project under the bulk sample permit is processed through the Midas mill.

A production decision at the Midas Mine was made by previous operators of the mine, prior to the completion of the acquisition of the Midas mine by Klondex and Klondex made a decision to continue production subsequent to the acquisition. This decision by Klondex to continue production and, to the knowledge of Klondex, the prior production decision were not based on a feasibility study of mineral reserves demonstrating economic and technical viability prepared in accordance with NI 43-101. Readers are cautioned that there is increased uncertainty and higher risk of economic and technical failure associated with such production decisions.

This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including but not limited to information about the magnitude and the quality of the Fire Creek Project, statements regarding the estimation of mineral resources and the potential delineation of additional mineral resources through further exploration at the Fire Creek Project, the accuracy of current interpretation of drill and other exploration results, the Company's intention and ability to monetize mineralized material, the successful execution of the bulk sampling program at the Fire Creek Project, the ability of the Company to execute planned exploration and development programs at the Fire Creek and Midas projects, project development and related permitting and information about the financial condition of the Company. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Suite 304, 595 Howe Street, Vancouver, BC, V6C 2T5 | Telephone +1 604.662.3902	www.klondexmines.com